SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934
For the calander year ended December 31, 2008

or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-007763

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Met-Pro Corporation Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Met-Pro Corporation
160 Cassell Road
PO Box 144
Harleysville, PA 19438

MET-PRO CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

PAGE
NUMBER

Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Net assets available for benefits	3
Changes in net assets available for benefits	4
Notes to financial statements	5 to 9

Financial Schedule:
Schedule of assets (held at
end of year) - December 31, 2008	10

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Met-Pro Corporation
Retirement Savings Plan
Harleysville, PA

We have audited the accompanying statement of net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
May 27, 2009

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2008	2007

Assets:
Cash	$3	$974

Investments, at current value:
Mutual funds	6,360,460	8,787,235
Met-Pro Corporation common stock	3,204,086	2,686,044
Common/collective funds	977,023	880,918
Participant loans receivable	148,682	93,605

Receivables:
Employee contributions	-	36,696
Employer contribution	-	25,364

Net assets available for benefits	$10,690,254	$12,510,836

The notes to financial statements are an integral part of the above statement.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED
	DECEMBER 31,
	2008	2007
Additions:
Contributions:
Employees	$1,212,053	$1,174,399
Employer	687,895	641,966

Total additions	1,899,948	1,816,365

Deductions:
Benefits paid to beneficiaries
and terminated employees	576,652	680,778
Administration expenses	10,978	9,887
Other expenses	10,267	7,877

Total deductions	597,897	698,542

Investment income/ (loss):
Dividends and interest	412,729	634,005
Unrealized appreciation/ (depreciation):
Mutual funds	(3,735,434)	425,676
Met-Pro Corporation common stock	298,473	195,684
Common collective funds	34,644	34,988
Realized gain/ (loss):
Mutual funds	(143,367)	58,718
Met-Pro Corporation common stock	8,804	24,825
Common collective funds	1,518	2,498

Total investment income/ (loss)	(3,122,633)	1,376,394

Net increase (decrease)	(1,820,582)	2,494,217

Net assets available for benefits:
Beginning of year	12,510,836	10,016,619

End of year	$10,690,254	$12,510,836

The notes to financial statements are an integral part of the above statement.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.         Description of the Plan

The following description of the Met-Pro Corporation Retirement Savings Plan ("the Plan") is provided for general information purposes only.  Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all U.S. employees of Met-Pro Corporation ("the Company").  Employees become eligible to be participants in the Plan upon completing six months or 500 hours of employment and having attained the age of 21.

Employee contributions - The Plan provides employees with an option to enter into a salary reduction agreement with the Company, whereby a portion of the employee's compensation may be deferred by having the Company contribute such amount on the employee's behalf to the Plan.  The maximum amount which an employee may elect to defer with respect to any plan year is subject to limitations as provided by the Internal Revenue Code.

Employer contributions - The Company may elect to contribute a matching percentage of one-half the participant’s eligible contributions for the plan year up to 4% of eligible compensation.

Beginning January 1, 2007, the Company implemented a discretionary contribution for all non-bargain-unit employees ranging from 2% to 4% depending on the age of the participant and years of service. Total discretionary contributions for 2008 and 2007 totaled approximately $448,000 and $383,000, respectively. Effective February 1, 2008, all employees were eligible for the discretionary contribution.

Forfeitures - Forfeitures by terminated employees of amounts not vested are reallocated against plan administration fees.  Employee forfeited, nonvested amounts were approximately $11,000 and $12,000 for the years ended December 31, 2008 and 2007, respectively.

Investment options - Participants can direct their allocable balances into mutual funds and sponsor corporate stock managed by PNC Advisors.

Participant accounts - Each participant's account is credited with his or her salary deferral contribution, employer contributions, if any, and an allocation of net investment income and charged with an allocation of administrative expenses.  Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.  Participants may change their investment options at any time.

Amounts allocated to persons who terminated from the Plan but have not been paid totaled approximately $3,217,000 and $3,340,000 at December 31, 2008 and 2007, respectively.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.         Description of the Plan - Continued

Participant accounts - continued:

For terminated employees with vested balances over $1,000, but not over $5,000, an automatic rollover to a qualified retirement plan is performed.  Any terminated employee with less than $1,000 vested will receive a distribution representing his or her vested account balance less applicable income tax withholding, unless instructed to rollover such amount to either an IRA or another qualified retirement plan.

Participant loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested balance, whichever is less.  The loans are collateralized by the balance in the participant’s account and bear interest at rates ranging from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined by the plan administrator.

Vesting - Participants are immediately vested in their voluntary contributions.  As amended, beginning January 1, 2007, participants are 100 percent vested upon reaching three years of credited service. During 2007, a participant received the benefit of the previous vesting schedule if it entitled them to a larger vested balance. Prior to January 1, 2007, participants vested using a six-year graded scale.  Contributions for participants who became eligible prior to January 1, 2007 vest using the scale which is more beneficial to the participant.

Plan termination - The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.         Summary of Significant Accounting Policies

Basis of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Contributions - Employer matching, employer discretionary and employee salary deferral contributions are included in the income of the Plan in the period for which the contribution is being made.  The participants designate what percentage of their contribution, along with the employer match, is allocated to the various funds.

Payments of benefits - Benefits are recorded when paid.

Investments - Investments in mutual funds, Met-Pro Corporation common stock and common/collective funds held by the Plan are valued at quoted market prices.

Concentrations of credit risk - At December 31, 2008 and 2007, the Plan maintained 100% of its investments with PNC Advisors.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

2.         Summary of Significant Accounting Policies - Continued

Use of estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Fair value measurements - The Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"), effective January 1, 2008 for all financial assets required.  The adoption of SFAS 157 was not material to the Plan's financial statements or results of operations.  SFAS 157 defines fair value, establishes a framework for measuring fair value in applying generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS 157 identifies two kinds of inputs that are used to determine the fair value of assets and liabilities:  observable and unobservable.  Observable inputs are based on market data or independent sources while unobservable inputs are based on the Plan's own market assumptions.  Once inputs have been characterized, SFAS 157 requires entities to prioritize the inputs used to measure fair value into one of the three broad levels (provided in the table below).

SFAS 157 applies whenever an entity is measuring fair value under other accounting pronouncements that require or permit fair value measurement and requires the use of observable market data when available.  As of December 31, 2008, the Plan did not have any financial assets or liabilities that were measured using Level 2 inputs.  Level 3 inputs were used when Level 1 or Level 2 inputs were not available.

The following table provides fair value measurement information for the Plan's major categories of financial assets measured on a recurring basis:

		Fair Value Measurement Using:
		Quoted Prices in	Significant
		Active Markets for	Unobservable
	December 31,	Identical Assets	Inputs
	2008	(Level 1)	(Level 3)

Assets:
Investments:
Mutual funds	$6,360,460	$6,360,460	-
Met-Pro Corporation
common stock	3,204,086	3,204,086	-
Common/collective funds	977,023	977,023	-
Participant
loans receivable	148,682	-	$148,682

Level 1 Fair Value Measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year end.  The fair value of the Met-Pro Corporation common stock is based on quoted market prices.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

2.         Summary of Significant Accounting Policies - Continued

Fair value measurements - continued

Level 3 Fair Value Measurements

The fair value of participant loans is equal to the amortized cost of the loans because the loans are secured by each respective participant’s account balance.  The following table provides further details of the Level 3 fair value measurements.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Participant
Loans
December 31, 2008

Beginning balance	$93,605
Issuances and settlements, net	55,077

Ending balance	$148,682

3.         Tax Status

The Plan obtained its latest determination letter on October 30, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. A request to the IRS for a new determination letter has been made.  The plan administrator and the plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

4.         Administration of Plan Assets

The Plan's assets, which consist principally of investments, are held by the Trustee of the Plan.  Certain administrative functions are performed by employees of the Company.  No employees received compensation from the Plan.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

5.   Investments

The following individual investments exceeded 5% of the fair value of net assets available for plan benefits at December 31:

	2008	2007

Fidelity Advisor Equity Growth Fund	$396,588	$667,345
Janus Adviser Balanced Fund	1,130,829	1,130,506
Janus Adviser Capital Appreciation Fund	1,249,796	2,028,853
Janus Adviser Growth and Income Fund	803,155	1,363,311
Janus Adviser International Growth Fund	494,728	792,633
T Rowe Price Retirement 2020 R Fund	551,006	708,438
Met-Pro Corporation Common Stock	3,204,086	2,686,044
PNC Investment Contract Fund	977,023	880,918

6.         Related Party Transactions

Certain Plan investments are shares of mutual funds managed by PNC Advisors.  PNC Advisors is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The investments with PNC Advisors were $977,023 and $880,918 at December 31, 2008 and 2007, respectively.

7.   Subsequent Events

The Plan holds investments whose underlying assets may have substantially declined subsequent to December 31, 2008.  Some of these declines may be other than temporary.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H - ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

EIN 23-1683282
PLAN NUMBER 009

(a)	(b)	(c)	(d)	(e)

		DESCRIPTION OF INVESTMENT
		INCLUDING MATURITY
	IDENTITY OF ISSUE,	DATE, RATE OF INTEREST,
	BORROWER, LESSOR,	COLLATERAL, PAR OR		CURRENT
	OR SIMILAR PARTY	MATURITY VALUE	COST	VALUE

	Cash	Uninvested Cash	$3	$3

	Mutual Funds:
	AIM Basic Value Fund	Mutual fund, 6,328 shares	171,255	83,534
	American Century Small Cap Q	Mutual fund, 18,618 shares	166,482	94,022
	American Century Small Cap V	Mutual fund, 13,058 shares	114,968	69,989
	BlackRock Index Equity Cls A Fund	Mutual fund, 12,123 shares	275,325	208,395
	Federated Mid-Cap Index Fund	Mutual fund, 21,258 shares	445,292	276,997
	Federated Total Return Bond Fund	Mutual fund, 30,670 shares	325,180	312,216
	Fidelity Advisor Equity Growth Fund	Mutual fund, 11,617 shares	610,595	396,588
	Investment Company of America	Mutual fund, 1,301 shares	39,811	27,269
	Janus Adviser Balanced Fund	Mutual fund, 54,029 shares	1,389,858	1,130,829
	Janus Adviser Capital
	Appreciation Fund	Mutual fund, 56,912 shares	1,646,312	1,249,796
	Janus Adviser Growth
	and Income Fund	Mutual fund, 90,855 shares	1,389,308	803,155
	Janus Adviser Intl Growth	Mutual fund, 18,385 shares	797,927	494,728
*	MPC SLF	Mutual fund, 1,033 shares	1,033	1,033
	Royce Value Plus Service Fund	Mutual fund, 14,772 shares	196,230	117,437
	T Rowe Ret 2010 R	Mutual fund, 23,889 shares	364,012	265,640
	T Rowe Ret 2020 R	Mutual fund, 50,046 shares	841,598	551,006
	T Rowe Ret 2030 R	Mutual fund, 5,767 shares	98,866	63,781
	T Rowe Ret 2040 R	Mutual fund, 10,929 shares	193,821	120,216
	T Rowe Ret 2050 R	Mutual fund, 868 shares	6,504	5,348
	Washington Mutual Investors Fund	Mutual fund, 4,133 shares	124,213	88,481
			9,198,590	6,360,460

*	Met-Pro Corporation Stock	Common stock, 240,547 shares	1,929,141	3,204,086

*	Common/Collective Funds:
	PNC Investment Contract Fund	Mutual fund, 310,146 shares	906,578	977,023

*	Participant loans	4.25% - 9.25%; interest with
		varying maturity dates	-	148,682

			$12,034,312	$10,690,254

*	Party-In-Interest